Exhibit 99.1

Cizzle Brands Corporation Announces Filing of French Translation of LIFE Offering Document; Share Consolidation to Take Effect on Thursday, November 5, 2026

TORONTO, ONTARIO, CANADA – November 2, 2026 – Cizzle Brands Corporation (Cboe Canada: CZZL; OTCQB: CZZLF; Frankfurt: 8YF) (“Cizzle Brands” or the “Company”), the vertically integrated sports nutrition company that is elevating the game in health and wellness, today announced that it has filed a French language translation of the offering document (the “Offering Document”) relating to the Canadian portion of its previously announced underwritten public offering of common shares (the “Offering”), which is being conducted in Canada pursuant to the listed issuer financing exemption described in the Company’s press release dated October 23, 2026. The filing of the French language version of the Offering Document enables investors resident in Québec to participate in the Offering.

The Offering Document, in both English and French, is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.cizzlebrands.com. Prospective investors should read the Offering Document before making an investment decision.

Share Consolidation

The Company also announced that, further to its press releases dated October 26, 2026 and October 30, 2026, the consolidation of its common shares (the “Common Shares”) on the basis of one post-consolidation Common Share for every 25 pre-consolidation Common Shares (the “Consolidation”) will take effect on Thursday, November 5, 2026 (the “Effective Date”). Subject to final approval from Cboe Canada Inc. (“Cboe”), the post-Consolidation Common Shares are expected to commence trading on Cboe at market open on the Effective Date under the existing ticker symbol “CZZL”. The Common Shares will continue to trade on a pre-Consolidation basis until then. All other details of the Consolidation are as set out in the Company’s press release dated October 26, 2026.

About Cizzle Brands Corporation

Cizzle Brands Corporation is a vertically integrated sports nutrition company that is elevating the game in health and wellness. Through extensive collaboration and testing with leading athletes and trainers across several elite sports, Cizzle Brands has launched three product lines in the sports nutrition category: (i) CWENCH Hydration™, a better-for-you sports drink that is now carried in over 6,900 locations in Canada, the United States, and Europe; (ii) Spoken Nutrition™, a premium brand of athlete-grade nutraceuticals that carry the prestigious NSF Certified for Sport® qualification; and (iii) HappiEats™, a line of high-performance everyday foods. Cizzle Brands also owns The CWENCH Hydration Factory, a company-owned manufacturing facility that produces CWENCH Hydration and other beverage brands in Tetra Pak packaging. All Cizzle Brands products are designed to help people achieve their best in both competitive sports and in living a healthy, vibrant, active lifestyle.

For more information about Cizzle Brands, please visit: https://www.cizzlebrands.com

On behalf of the Board of Directors of the Company,

CIZZLE BRANDS CORPORATION

“John Celenza”

John Celenza, Founder, Chairman, and Chief Executive Officer

For further information, please contact:

Setti Coscarella

Head of Corporate Development

investors@cizzlebrands.com

1-844-588-2088

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities laws, which may include, but is not limited to, information with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including statements regarding the timing and completion of the Consolidation, the commencement of trading of the post-Consolidation Common Shares on Cboe, the receipt of final approval of the Consolidation from Cboe, the completion, timing, size and terms of the Offering, the participation of investors resident in Québec in the Offering, the receipt of all necessary approvals in respect of the Offering, and the proposed listing of the Common Shares on a U.S. national securities exchange. Such forward-looking information is often, but not always, identified by the use of words and phrases such as “plans”, “expects”, “is expected”, “scheduled”, “estimates”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information, including that final approval of the Consolidation will be received from Cboe on the anticipated timeline, that the Offering will be completed on the anticipated timeline and terms, and that all necessary approvals will be received. Those assumptions and factors are based on information currently available to the Company.

Forward-looking information involves known and unknown risks, uncertainties and other risk factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such risks include the risk that final approval of the Consolidation is not obtained from Cboe on the anticipated timeline or at all, the risk that the Offering is not completed on the anticipated timeline or terms or at all, market conditions, the risk that the necessary approvals in respect of the Offering, including the approval of Cboe, are not obtained, and the risk that the proposed listing of the Common Shares on a U.S. national securities exchange is not approved or completed, as well as the risks described under the heading “Risk Factors and Uncertainties” in the Company’s most recent management’s discussion and analysis and under the heading “Risk Factors” in the Company’s annual information form, each of which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca. Readers are cautioned not to place undue reliance on forward-looking information. The forward-looking information contained in this news release is made as of the date of this news release, and the Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

Neither Cboe nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.